The information in this preliminary prospectus is not complete and may be changed. This preliminary prospectus is not an offer to sell these securities, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Registration No. 333-130910
Filed pursuant to Rule 424(b)(5)

Subject to Completion, dated January 11, 2006

$            % Senior Notes due 2011

$            % Senior Notes due 2016

SUPPLEMENT TO PRELIMINARY PROSPECTUS SUPPLEMENT DATED JANUARY 9, 2006

This supplement to the preliminary prospectus supplement dated January 9, 2006, provides information with respect to the terms of the notes offered thereby.

Interest Rate Adjustment

The interest rate payable on each series of the notes will be subject to adjustment from time to time if either Moody’s Investors Service, Inc., referred to as Moody’s, or Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc. referred to as S&P, downgrades the debt rating applicable to the notes as set forth below.

If the rating from Moody’s is decreased to a rating set out below, the interest rates will increase from those set forth on the cover page of the prospectus supplement for each of the 2011 Notes and the 2016 Notes by the percentage set opposite that rating:

Rating	Percentage
Ba1	.25%
Ba2	.50%
Ba3	.75%
B1 or below	1.00%

If the rating from S&P is decreased to a rating set out below, the interest rates will increase from those set forth on the cover page of the prospectus supplement for each of the 2011 Notes and the 2016 Notes by the percentage set opposite that rating:

Rating	Percentage
BB+	.25%
BB	.50%
BB-	.75%
B+ or below	1.00%

If Moody’s or S&P subsequently increases its rating to any of the thresholds set forth above, the interest rates on each of the 2011 Notes and the 2016 Notes will be decreased such that the interest rates for each of the 2011 Notes and the 2016 Notes equals the rate set forth on the cover page of this prospectus supplement plus the percentages set opposite the ratings from the tables above in effect following the increase. Each adjustment required by any decrease or increase in the ratings as set forth above, whether occasioned by the action of Moody’s or S&P, shall be made independent of any and all other adjustments. In no event shall (1) the interest rate for either the 2011 Notes or the 2016 Notes be reduced to below the interest rate set forth for such series on the cover page of the prospectus supplement, and (2) the total increase in the interest rate on the notes exceed 2.00% above the interest rate set forth for such series on the cover page of the prospectus supplement. If Moody’s increases its rating to Baa2 and S&P increases its rating to BBB, the interest rate on each of the 2011 Notes and the 2016 Notes will remain at, or be decreased to, as the case may be, the interest rates for each of the 2011 Notes and the 2016 Notes set forth on the cover page of the prospectus supplement and no subsequent downgrades in the ratings shall result in an adjustment of the interest rates on the 2011 Notes and the 2016 Notes as provided herein.

If either Moody’s or S&P ceases to provide the rating, any subsequent increase in the interest rates of the notes necessitated by a reduction in the rating by the agency continuing to provide the rating shall be twice the percentage set forth in the applicable table above. No adjustments in the interest rates of the notes shall be made solely as a result of either Moody’s or S&P ceasing to provide the rating. If both Moody’s and S&P cease to provide the rating, the interest rates of the notes will increase to, or remain at, as the case may be, 2.00% above the interest rate set forth on the cover page of the prospectus supplement.

Any interest rate increase or decrease, as described above, will take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rates.

If our rating falls below our current rating (Baa3, with respect to Moody’s, or BBB-, with respect to S&P), we will be obligated to pay additional interest on the notes, as described above. According to applicable Treasury regulations, the possibility of such contingent payments will not cause the notes to be subject to the special rules applicable to contingent payment debt instruments if, as of the issue date, the contingency is either “remote” or “incidental.” We intend to take the position that the payment of these additional interest payments is a remote or incidental contingency, and therefore do not intend to treat the possibility of these payments as affecting the amount and timing of interest income recognized on the notes or the character of income recognized on the sale, redemption, exchange, retirement or other taxable disposition of a note. Our determination that such payments are a remote or incidental contingency for these purposes is binding on a holder, unless such holder discloses in the proper manner to the Internal Revenue Service that it is taking a different position. Our determination is not, however, binding on the Internal Revenue Service and if the Internal Revenue Service were to challenge this determination, the amount and timing of interest income recognized on the notes could differ and a U.S. holder might be required to treat income realized on the taxable disposition of a note as ordinary income rather than capital gain. Prospective investors should consult their own tax advisors as to the tax considerations relating to the payment of these additional interest payments.

The date of this supplement is January 11, 2006.

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